Skadden, Arps, Slate, Meagher & Flom llp
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Palo Alto, CA 94301 -------- TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com August 12, 2022

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U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Evan Ewing
Anne Parker
Division of Corporation Finance
Office of Manufacturing

Re:	ACE Convergence Acquisition Corp.
Post-Effective Amendment to Form S-4
Filed July 5, 2022
File No. 333-261055

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Post-Effective Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-4 of the Company originally filed with the Commission on November 12, 2021, as amended on February 1, 2022, March 17, 2022, April 18, 2022, and July 5, 2022 (collectively, the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Abdi, the Company’s Chief Executive Officer, dated August 1, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Post-Effective Amendment to Form S-4

Questions and Answers for Shareholders of ACE, page 11

1.	Please clarify the meaning of the statement that there “has been no redemption event since [the] extension approval in January 2022.” In this regard, we note the disclosure in your Form 8-K filed July 12, 2022 that a total of 813 Shareholders have elected to redeem an aggregate of 4,256,979 Class A Ordinary Shares, representing approximately 51.90% of the issued and outstanding Class A Ordinary Shares. Please clarify whether this qualifies as a redemption event.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 90-91 of Amendment No. 2.

2.	We note the disclosure that the parties to the Amended and Restated PIPE Common Stock Subscription Agreements intend to amend and restate the Amended and Restated PIPE Common Stock Subscription Agreements in their entirety. Please disclose the key terms of the PIPE agreements and the PIPE Notes, and disclose the potential impact of these and other private placements on non-redeeming shareholders. Highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination, including the issuance of any PIPE Incentive Shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15-16 of Amendment No. 2 to disclose the key terms of the PIPE Subscription Agreements. The Company advises the Staff that it no longer intends to issue the 15.5% Notes disclosed in the previous post-effective amendment to the Registration Statement, and has accordingly removed all references to the 15.5% Notes.

3.	We note that the funds in the trust account have been reduced from approximately $230.2 as of December 31, 2021 to $82.6 million as of March 31, 2022. Please disclose the reasons for such reduction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 90-91 of Amendment No. 2.

What happens to the funds deposited in the trust account after consummation of the Business Combination?, page 47

4.	Please update the registration statement to reflect the voting results and redemptions made in connection with your July 12, 2022 extraordinary general meeting. Additionally, update the level of redemptions to date with respect to your proposed business combination with Tempo. Furthermore, we note your disclosure that "[s]hareholders should be advised that any demands for redemption made prior to the date of this proxy statement/prospectus in connection with the Business Combination have been cancelled." Please clarify, if true, that redemption demands other than in connection with the business combination, such as the 14,797,723 public shares in connection with the shareholder vote to approve the extension of the date by which ACE must complete an initial business combination, have been completed and the shares have been redeemed. To the extent that any demands for redemption were cancelled and not redeemed in connection with the July 12, 2022 extraordinary general meeting or otherwise, please revise your disclosure to state (i) the amount of shares that have demanded redemption but have been cancelled and not otherwise redeemed, (ii) your basis for canceling such redemption requests and (iii) the steps you will take to notify such shareholders that their redemption demand has been cancelled.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21, 22, 23, 33, 34, 51, 90, 91, 119 and 120 of Amendment No. 2. The Company has also revised the disclosure throughout Amendment No. 2 to reflect the redemptions in connection with the July 12, 2022, extraordinary general meeting.

Background to the Business Combination, page 141

5.	We note that your discussion of the background of the merger after April 18, 2022 provides a fairly high-level view of the deal negotiations. Please revise your updated disclosure to describe in greater detail the negotiations relating to the evolution of the material terms the transaction. Your revised disclosure should place particular emphasis on the revised valuation and how the revised equity ownership was negotiated and ultimately determined, including specific details about why particular terms were sought, each party's position on the issues, how these positions evolved and how you reached agreement on the final terms. Please also address the reasons for, and the negotiations surrounding, adjustments to the purchase price and terms, any related transactions such as the Ancillary Agreements, Bridge Note and various PIPE transactions, and any new material due diligence findings which affected the negotiations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 155 and 157-158 of Amendment No. 2.

Projected Financial Information, page 159

6.	We note the reduced pro forma enterprise value and base purchase price. Please confirm whether or not the projections still reflect management’s view on future performance and describe what consideration the board gave to continuing to rely on the disclosed projections or to obtaining updated projections.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Tempo management has provided updated projections reflecting management’s current view on future performance to the Company’s board of directors and has accordingly revised the disclosure on pages 158 and 167-171 of Amendment No. 2.

Description of the Business Combination, page 207

7.	Please revise Tempo Add-On Acquisitions (xii) to disclose or provide a cross reference to the agreements underlying the transactions that have not been executed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that each of the Tempo Add-On Acquisitions has been terminated. The Company has revised the disclosure on page 157-158 of Amendment No. 2 to disclose the termination of the Tempo Add-On Acquisitions.

Ace's Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 237

8.	We note your disclosure that "[w]e have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target." Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 245 of Amendment No. 2.

*     *     *

We thank the Staff for its review of the foregoing and Amendment No. 2. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:	Behrooz Abdi, ACE Convergence Acquisition Corp.
Joy Weiss, Tempo Automation, Inc.
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP